Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
SXC Health Solutions Corp.
We consent to the incorporation by reference in the registration statement (No. 333-164021) on Form S-8 of SXC Health Solutions Corp. of our report dated June 17, 2010, with respect to the statements of net assets available for benefits of the SXC Health Solutions, Inc. 401(k) Plan at December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i — schedule of assets (held at end of year) at December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the SXC Health Solutions, Inc. 401(k) Plan.
/s/ KPMG LLP
Chicago, Illinois
June 17, 2010